UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1 – Exit Filing)

NEFF CORPORATION
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

640094207
(CUSIP Number)

October 2, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 640094207	Schedule 13G/A

1	NAMES OF REPORTING PERSONS
Wayzata Investment Partners LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 640094207	Schedule 13G/A

1	NAMES OF REPORTING PERSONS
Patrick J. Halloran

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 640094207	Schedule 13G/A

Item 1.
	(a)	Name of Issuer:
Neff Corporation (the "Issuer")

	(b)	Address of Issuer's Principal Executive Offices:
3750 N.W. 87th Avenue, Suite 400
Miami, FL 33178

Item 2.	(a)	Name of Person Filing:
This statement is filed by:

(i) Wayzata Investment Partners LLC (the "Investment Manager"); and

(ii) Patrick J. Halloran, an individual ("Mr. Halloran").

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

	(b)	Address or Principal Business Office:
The business address of each of the Reporting Persons is 701 East Lake Street, Suite 300, Wayzata MN 55391.

	(c)	Citizenship of each Reporting Person is:
The Investment Manager is a limited liability company organized under the laws of the State of Delaware. Mr. Halloran is a United States citizen.

	(d)	Title of Class of Securities:
Class A Common Stock, $0.01 par value per share ("Common Stock")

	(e)	CUSIP Number:
640094207

Item 3.
Not applicable.

CUSIP No. 640094207	Schedule 13G/A

Item 4.	Ownership

Ownership (a-c)

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Wayzata Investment Partners LLC	0	0%	0	0	0	0
Patrick J. Halloran	0	0%	0	0	0	0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 3, 2017

WAYZATA INVESTMENT PARTNERS LLC

	By:	/s/ Patrick J. Halloran
	Name:	Patrick J. Halloran
	Title:	Manager

PATRICK J. HALLORAN

	By:	/s/ Patrick J. Halloran
	Name:	Patrick J. Halloran

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement